

May 3, 2012

VIA E-Mail
Mr. Steven T. Hippel
Treasurer and Chief Accounting Officer
Inland Diversified Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re: Inland Diversified Real Estate Trust, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on March 15, 2012**
> **File No. 000-53945**

Dear Mr. Steven T. Hippel:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Financial Statements and Notes

Item 2 – Properties, pages 38 – 40

1.   We note from disclosures on page 81 that certain of your tenants are subject to net leases which provide that the tenant is responsible for fixed base rent as well as all costs and expenses associated with occupancy.   Your average annualized base rent per square foot metric should reflect tenant expense reimbursements (if triple net leased). Please clarify and/or revise future periodic filings accordingly.

Funds From Operations and Modified Funds From Operations, pages 50 – 54

2.   Reference is made to Note (4) of your net loss to FFO/MFFO reconciliation.   We note
       you have labeled your realized (gain) loss on marketable securities as non-recurring.
       Given the nature of these adjustments, it is not clear why they are non-recurring.   Please
       clarify and/or revise to remove the reference to non-recurring from your note disclosure.
       Reference is made to Question 102.03 of the Division's Compliance and Disclosure
       Interpretations for Non-GAAP Financial Measures.

Results of Operations, pages 54 – 56

3.   We note that much of your fluctuations within your results of operations are generally
       attributed to property acquisitions. In future periodic filings, for each line item within
       your consolidated statements of income, please expand to separately quantify and discuss
       the impact of new acquisitions in the current year offset by acquisitions in the prior year
       where a full year of operations wasn't achieved until the current year.

Note 2 – Summary of Significant Accounting Policies

Capitalization and Depreciation, pages 72 – 73

4.   Please disclose your accounting policy for capitalization expenditures.   Your disclosure
       should address the types of expenses that are potentially capitalized such as interest,
       taxes, salaries and other general and administrative expenses.   In addition, please
       disclose the periods of capitalization including a discussion of when the capitalization
       period ends.

Note 3 – Acquisitions in 2011, pages 77 – 80

5.   We note you have identified certain acquisitions during 2011 which you consider to be
       material to the consolidated financial statements.   For your acquisitions of Shoppes at
       Praire Ridge, Fairgrounds Crossing and Palm Coast Landing, please clarify how you
       considered Rule 3-14 of Regulation S-X in determining whether these acquisitions area
       also significant to require separate audited income statements of the properties.

Note 5 – Unconsolidated Joint Venture, page 81

6.   Please revise future periodic filings to disclose your maximum exposure to loss as a result
       of your involvement with the Insurance Captive.   Reference is made to paragraph 810-
       10-50-4 of the Financial Accounting Standards Codification.

<u>Note 11 – Distributions, page 91</u>

7.   Please revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief